UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2021

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ nº 02.558.157/0001-62 – NIRE 35.3.0015881-4

MATERIAL FACT

Telefônica Brasil S.A. (“Company” or “Telefônica Brasil”) (B3: VIVT3; NYSE: VIV), in compliance with and for the purposes of CVM Resolution No. 44/2021 (“Resolution CVM 44”), hereby informs its shareholders and the market in general that, in the auction for the sale of radiofrequency bands held on this date by the National Telecommunications Agency ("Anatel"), in accordance with the bid notice No. 1/2021-SOR/SPR/CD-ANATEL (“Notice”), the Company was the winner in the following lots:

Frequency	Lots	Band	Region	Price
3,500MHz	B2	80MHz	National	R$ 420,000,000.00
3,500MHz	D35	20MHz	National	R$ 80,337,720.46
2,300MHz	E7	50MHz	Southeast (excl. SP state)	R$ 176,400,000.00
2,300MHz	F1	40MHz	North	R$ 29,000,000.00
2,300MHz	F3	40MHz	São Paulo	R$ 231,000,000.00
2,300MHz	F5	40MHz	Midwest	R$ 30,000,000.00

As a result, the Company will have spectral capacity to implement fifth-generation technology (5G) nationwide through the 3,500MHz and 2,300MHz radiofrequency bands.

The auction will continue tomorrow, November 5th, 2021, when Anatel will auction spectrum in the 26GHz frequency.

The amount to be paid and obligations associated with the usage of frequencies will observe the rules established in the Notice published by Anatel.

With the acquisition of the frequencies described above, the Company guarantees the necessary spectrum to provide 5G services in the medium and long term, reinforcing its leadership in mobile by offering its customers the most advanced solutions in terms of speed and stability, thus meeting the growing demand for quality connectivity, and accelerating the Company's digital ecosystem.

São Paulo, November 4th, 2021.

DAVID MELCON SANCHEZ-FRIERA

CFO & Investor Relations Officer

Telefônica Brasil S.A. – Investor Relations

Tel: +55 11 3430 3687

Email: ir.br@telefonica.com

Information Available at www.telefonica.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	November 4, 2021	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director